SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2

(Amendment No.     )*

Hawaiian Telcom Holdco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

420031106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 420031106	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 724,159 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 724,159 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,159 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (2)
12	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to funds which are the registered holders of the number of shares of Common Stock of Hawaiian Telcom Holdco, Inc. reported above.

(2)	Based on 10,243,586 shares of Common Stock of Hawaiian Telcom Holdco, Inc. outstanding as of March 14, 2012, as reported by Hawaiian Telcom Holdco, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 15, 2012.

Item 1(a).	Name of Issuer: Hawaiian Telcom Holdco, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1177 Bishop Street

Honolulu, Hawaii 96813

Item 2(a).	Name of Person Filing:

Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”).

Item 2(b).	Address of Principal Business Office:

2951 28th Street, Suite 1000

Santa Monica, California 90405

Item 2(c).	Citizenship:

TCP is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share, of Hawaiian Telcom Holdco, Inc. (“Common Stock”).

Item 2(e).	CUSIP Number: 420031106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)	Amount beneficially owned: 724,159 shares of Common Stock

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 724,159

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 724,159

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2012	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer